File No. 811-[●]

United States
Securities and Exchange Commission
Washington, D.C. 20549

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: m+ funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code): 10 Corbin Drive, Darien, Connecticut 06820

Telephone Number (including area code): 203-608-4578

Name and address of agent for service of process:

Oscar Loynaz Steve Houston Alaia Capital, LLC 10 Corbin Drive Darien, Connecticut 06820	With a copy to: Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒   NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York on the 26th of December, 2019.

M+ FUNDS TRUST

By: COWEN PRIME SERVICES, LLC, as Depositor

By:	Cowen PB Holdings, LLC
its sole member

By: /s/	Daniel S. Charney
Name:	Daniel S. Charney
Title:	Chief Executive Officer

Attest:	/s/ Rep Poppell
Name: Rep Poppell
Title: Chief Compliance Officer